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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                    ----           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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Exhibit 1         Cautionary  Statement  for the Purposes of the "Safe Harbor"
                  Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 November 6, 2003 Press Release Announcing that Futuremedia Wins Contract With Royal Mail for New Learning For All(TM) Offering.



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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
    ----------------------------------------
    Mats Johansson
    Chief Executive Officer




Date: 6 November 2003




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                                    EXHIBIT 1









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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.





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                                    EXHIBIT 2

















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PRESS RELEASE

Futuremedia Wins Contract With Royal Mail for New Learning For All(TM) Offering

Expected Additional Revenue to Futuremedia of Approximately $3.2 Million (GBP 2 Million) to $4.8 Million (GBP 3 Million) Over 3 Years

BRIGHTON, ENGLAND--Nov 6, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that it has won a three-year exclusive contract for the promotion and delivery of its Learning For All(TM) programme to over 200,000 Royal Mail employees. The programme will immediately be made available to eligible employees. The financial impact of this contract to Futuremedia will depend on, among other factors, the level of Royal Mail employee participation; however, based on Futuremedia's current assumptions, it expects that the contract will generate approximately GBP 2 - 3 million ($3.2 - 4.8 million) of additional revenue over 3 years.

Learning For All(TM) is designed to complement the existing corporate e-Learning programme by providing access for employees who do not have Internet access at work, or who work in an environment not conducive to learning. The package provides the employee with a PC, Internet access, generic e-Learning programmes for the family and personal use, as well as access to business specific e-Learning programmes. In order to appeal also to employees who are not familiar with the use of PCs and the Internet, the PC will be installed at the participants' homes, connected to the Internet, and the participant will be given a demonstration.

The cost to employees is discounted through U.K. Government supported tax incentives and the buying power of Royal Mail. As a result, employees can participate in the programme for as little as GBP 4.75 ($7.60) per week depending on use.

Tony McCarthy, Group Director, People & Organisational Development of Royal Mail, stated: "Ensuring we have skilled and motivated people is critical to the success of our organisation and a big challenge. Our people often work difficult hours in environments that do not always lend themselves to learning. Providing the chance for a PC at home and supporting its use for learning is exactly the sort of practical common sense initiative that makes a real difference to our people. The programme provides our employees, particularly those with school-age children, with low cost access to a whole range of learning opportunities."

Mr. McCarthy continued: "We have been working very closely with Futuremedia during the past year to put this in place. Futuremedia will manage the full programme for us. This new contract builds on their successful implementation and operation of our corporate e-Learning programme, as well as their focus on partnering to bring real value to large corporate customers like us."

Mats Johansson, Chief Executive of Futuremedia, stated: "We are very pleased to expand our service provision to The Royal Mail beyond the limits of PC access at work. This will allow us to more fully provide the value of e-Learning to Royal Mail, and we are confident that the Learning For All(TM) model now pioneered by Royal Mail will become a core component of many organisations' learning strategies. We have also lined up an exciting group of partners/suppliers for this scheme, details of which will be announced in due course."



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Mr. Johansson continued:  "We are also pleased that the significant  investments we have made in expanding our relationship with Royal Mail and in building our Learning For All(TM) business during the past six months have resulted in us winning this contract. Although the exact financial outcome is dependant on Royal Mail employee participation we anticipate a rapid and material impact, which we will report on when such information is available to us. As a high-profile programme, we also expect that this contract will further the growth prospects of our Learning For All(TM) business at a time when the market for such programmes is rapidly expanding."

About  Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-Learning market with 20 years' experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the U.K. and Continental Europe.

The Company has a proven track record in providing knowledge and training via its proprietary Learning Management System, which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Learning For All(TM) is a registered  trademark of Futuremedia.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk.

About Royal Mail

Royal  Mail  Group  plc is a public  limited  company  wholly  owned by the U.K.
Government, which is its sole shareholder. In the U.K., the company operates under three trusted brands -- Royal Mail, Parcelforce Worldwide and Post Office Ltd. Royal Mail Group has annual sales of over GBP 8 billion and a workforce of over 200,000. Royal Mail delivers over 82 million items a day to 27 million addresses around the U.K. Parcelforce Worldwide provides customers with access to the world's largest delivery network, covering 239 countries and territories. Through Post Office Ltd., the company has the largest retail network in the U.K. with around 17,000 Post Office branches. These are visited by 28 million people each week.

"Safe  Harbor"  Statement  under Section 21E of the  Securities  Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, to integrate acquisitions, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.




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Contact:
     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     M: +44 7710 043244;

     Investor relations:
     Mats Johansson
     CEO
     T: +44 1273-829700
     ir@futuremedia.co.uk